04036887

Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

9th September 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc (un-audited) Highlights for the six months ended 30 June 2004

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Yours faithfully

J Stevens

Jackie Stevens

Enc.
CC: Bank of New York – London & New York

3

JLW 9/14

Press information for release at 07.00

6 September 2004

On track for full year

Taylor Nelson Sofres plc (unaudited)
Highlights for the six months ended 30 June 2004

Business performance	*2004*	*2003**	*Change*
Turnover including joint ventures	***£446.0m***	£305.3m	46.1%
Adjusted operating profit**	***£40.9m***	£25.8m	58.7%
Adjusted operating margin**	***9.2%***	8.4%	
Adjusted profit before tax**	***£31.8m***	£20.7m	53.5%
Adjusted earnings per share**	***4.7p***	3.5p	36.2%
Total dividend per share	***1.1p***	0.95p	15.8%
Statutory results			
Turnover excluding joint ventures	***£438.2m***	£297.5m	47.3%
Operating profit before joint ventures and associates	***£21.7m***	£18.7m	15.7%
Profit before tax	***£13.8m***	£13.8m	-
Basic earnings per share	***1.3p***	1.7p	(23.5)%

* restated as explained in Note 1 to the financial statements
** including joint ventures, before goodwill charges and integration costs

- *Underlying revenue up almost 5%; markets improve across world*
- *Operating profit up 59%; encouraging margin improvement*
- *Integration of NFO almost complete; full year cost synergies on target*
- *Revenue synergies coming through well for world's largest custom research business*
- *Interim dividend raised by 16%*

Chief Executive, Mike Kirkham, said:

"We expect the worldwide market for market information to grow by 3-4 per cent in 2004. Orders secured at the end of July were ahead of those secured at the same date in 2003 and represented over 80 per cent of our internal forecast for the year. Following a robust first half performance, the group is on track to achieve underlying turnover growth in line with the market for the year as a whole.

"Looking further ahead, we believe that market developments will increasingly favour the major players such as TNS. Our focus is on ensuring that we take full advantage of our global network to gain the maximum benefits offered by these developments. As we increasingly derive the revenue synergies available to the enlarged group and see ongoing steady improvement in our syndicated services, we should achieve turnover growth ahead of the market and further margin improvement."

On 6 September, all enquiries to +44 (0)20 7638 9571

Thereafter:

Mike Kirkham, Chief Executive	+44 (0)20 8967 4022
Andy Boland, Finance Director	+44 (0)20 8967 1472
Janis Parks, Head of Investor Relations	+44 (0)20 8967 1584
Margaret George, Citigate Dewe Rogerson	+44 (0)20 7638 9571

Email to: Janis.Parks@tns-global.com

A webcast of the results presentation made to analysts will be available on the Investor Centre of the group's website, at www.tns-global.com, from 16.00 on Monday 6 September 2004.

Note to editors

About TNS

TNS is one of the world's leading market information groups. We provide market measurement, analysis and insight through our global network of operating companies in 70 countries. Working with national and multi-national organisations, we help our clients to develop effective business strategies and enhance relationships with their customers. In July 2003, the group completed the acquisition of NFO WorldGroup, Inc. Further information on TNS can be found on www.tns-global.com.

High resolution images are available for the media to view and download (free of charge) from www.vismedia.co.uk.

Interim results

Taylor Nelson Sofres plc (TNS), a world leader in market information, today announces its interim results for the six months ended 30 June 2004.

Turnover

Following the acquisition of NFO Worldgroup, Inc. (NFO) in July 2003, reported turnover including joint ventures increased by 46.1 per cent to £446.0 million (2003 £305.3 million). The group increased underlying turnover at constant currency rates by 4.8 per cent in the first half. Due to the strength of sterling, principally against the US dollar and the euro, currency had a negative impact of 5.2 per cent on reported turnover. Turnover excluding joint ventures was £438.2 million (2003 £297.5 million).

Operating profit and margin

Operating profit, including joint ventures and operating synergies, before goodwill charges and integration costs, grew by 58.7 per cent to £40.9 million (2003 £25.8 million). Operating margin, before goodwill charges and integration costs, was 9.2 per cent compared with 8.4 per cent in the corresponding period of 2003.

Integration costs

Integration costs incurred in the first half were £5.7 million. As previously announced, this includes the £2.2 million charge related to the retirement of Bill Lipner from the board at this year's AGM.

Interest

The net interest charge, excluding other finance charges, rose to £8.6 million (2003 £4.9 million), reflecting the additional borrowings related to the acquisition of NFO. Interest cover against EBITDA, excluding other finance charges, was 6.5x. Other finance charges were £1.1 million (2003 £1.0 million).

Profit before tax

Profit before tax including operating synergies, before goodwill charges and integration costs, grew by 53.5 per cent to £31.8 million (2003 £20.7 million) and, after these charges, profit before tax was £13.8 million (2003 £13.8 million).

Effective tax rate

The tax charge for the period was £7.0 million (2003 £6.2 million), representing a reported tax rate before goodwill charges of 26.8 per cent. Excluding the tax effect of integration costs, the tax charge was £10.3 million, equivalent to an underlying tax rate of 32.4 per cent (2003 31.5 per cent).

Minority interests

Minority interests increased to £1.1 million (2003 £0.9 million), due principally to the inclusion of minorities acquired with NFO.

Earnings and dividend per share

Based on a weighted average of 436.4 million shares, adjusted earnings per share before goodwill charges and integration costs were 4.7p (2003 3.5p), an improvement of 36.2 per cent. Basic earnings per share were 1.3p (2003 1.7p).

The board has declared an interim dividend of 1.1p per share (2003 0.95p), up 15.8 per cent.

Net debt and cash flow

Net debt at 30 June 2004 was £370.7 million compared with £367.7 million at 31 December 2003. The group's operating cash flow was £27.3 million (2003 £25.1 million). There was a negative working capital movement of £17.7 million in the period (2003 negative £8.5 million), primarily reflecting increased levels of work in progress from the combined group going into the third quarter. Based on TNS' past experience, the group expects that this seasonal trend in working capital should reverse during the course of the second half.

Capital expenditure

Capital expenditure for the first half year was £13.0 million (2003 £6.1 million). The main category of capital expenditure is IT.

Goodwill

Goodwill charges in the period amounted to £12.3 million (2003 £6.2 million), reflecting the acquisition of NFO.

IFRS

Preparation for the integration of International Financial Reporting Standards (IFRS) into the group's reported accounts is ongoing and advanced. At this stage, the group's assessment is that the areas of the profit and loss account where IFRS will have the main impact are the change in treatment of goodwill and the valuation of share options. While the group is in the process of evaluating the total impact of IFRS, at this stage the impact from option accounting is expected to be around 4-5 per cent of adjusted operating profit. The first full financial statements to be reported solely under IFRS will be the interim results for the six months to 30 June 2005.

Commenting on the six months' results, Mike Kirkham, Chief Executive of TNS, said:

"Following last year's acquisition of NFO, we have increased reported revenue by 46 per cent. During the first half, we have made substantial progress with the integration of NFO into the group and have delivered a significant improvement in operating margin. At the same time, we have achieved underlying revenue growth of almost five per cent.

Our markets

"The group saw encouraging revenue growth in all three regions, indicating that our markets across the world are improving. The pattern of this improvement remains consistent with last year. The market for syndicated and continuous services continues to grow steadily. On the custom side, there is more regional variation. Demand in the fast-developing markets of Asia Pacific remains buoyant. With some improvement in the economic environment in the Americas and Europe our markets have picked up, although the pace of change varies across markets.

Integration nearing completion

"We are nearing completion of the merger of our custom businesses. Having concentrated on North America and Asia Pacific in 2003, the main focus in the first half of 2004 has been on Europe. Of our three main European markets, France and UK were largely completed in the period. The process in Germany involves extensive consultation with Works Councils but we anticipate finishing most of the work there before the end of this year.

"At the beginning of the year we increased our expectations for operating cost synergies to £15 million and we remain on track to deliver this figure in 2004, rising to £20 million, on an annualised basis, in 2005.

Achieving revenue synergies

"The merger of TNS and NFO has created the largest custom research organisation in the world and, as the year has progressed, we have increasingly seen evidence of the advantages this brings. Our geographic scale and extended sector expertise is enabling us to win contracts that we would not have won previously. In some cases these are with new clients; in others we are growing relationships with existing clients, as they become aware of the additional services that we can offer. This is particularly evident in the US, where we are successfully selling the benefits of the access panel and our online capabilities to a wider client base. We are also seeing tangible results from our increased emphasis on key account management and our strengthened range of Business Solutions.

"One of the sectors where we have reinforced our position following the merger is Polling & Social research and we are the world's largest company in that market. Recently, this sector won a major contract of up to four years' duration from the European Commission, to conduct its public opinion monitor, Eurobarometer. In probably the largest study of its kind in the world, TNS will measure and analyse public opinion on social, economic and political issues across 33 European countries.

Ongoing strength in syndicated services

"The group continues to make good progress with its syndicated services – notably Worldpanel, Media Intelligence and TV and Radio Audience Measurement. In France, we are extending our consumer panel from 8,000 to 12,000 households. Although this expanded service does not come into operation until 2005, it has already led to new client wins. In Media Intelligence, we are benefiting from some improvement in the market and from the additional services we have introduced recently.

"One of the challenges in TV audience measurement is to adapt services to the digital age. In April of this year, BSkyB announced that it had appointed TNS to develop and operate an innovative audience research system. This will involve the creation of a new audience research panel composed of 20,000 households and will use information collected from digital set-top boxes. 7,000 of those households are already part of our existing consumer purchasing panels; this will enable us to analyse in detail the relationship between viewing habits and purchasing behaviour.

Investing for future growth

"The service we will be providing to BSkyB is a world first. To maintain our position as a leader in our industry, we will continue to invest in developments that will take the company forward. Two of the principal areas of investment this year relate to maximising the value of the access panel capabilities we have brought into the group. In the US, clients value the quality of our managed access panel and, in response to their demand, we are extending its multi-cultural representation. By combining this with our existing capabilities in the Hispanic market, we believe the group will be well positioned to respond to the opportunities presented by the increased focus on marketing to this growing community.

"In Europe, we are moving ahead with our plans for building a high quality access panel, combining our US expertise in this area with the European experience we have already gained, especially in the Netherlands. The panel will operate from one hub in Amsterdam and is expected to be fully operational by Spring 2005. The software platform used will be identical for Europe and the US; this will facilitate the development of multi-country and regional services. The costs of developing this capability are included within the group's margin guidance.

Outlook

"We expect the worldwide market for market information to grow by 3-4 per cent in 2004. Orders secured at the end of July were ahead of those secured at the same date in 2003 and represented over 80 per cent of our internal forecast for the year. Following a robust first half performance, the group is on track to achieve underlying turnover growth in line with the market for the year as a whole.

"On a regional basis, Europe as a whole is expected to report growth broadly in line with the market for the full year. France is expected to show a slower rate of improvement as a result of some revenue leakage, which was anticipated at the time of the merger and will mostly be felt during the second half. Growth rate in the Americas is likely to be slightly slower in the second half than the first, which benefited from the early completion of some contracts. Asia Pacific growth should approach the double-digit level for the full year.

"Looking at the sectors, with the ongoing strength of the consumer market we anticipate that the good performance in this area will be maintained through the year, while Media should see additional benefit from the improvement in the Media Intelligence market in the second half. Business Services is stabilising but the timing and extent of any pick-up will depend on the general economic climate. We anticipate some slowdown in the rate of growth for IT/Telecoms in the second half. 2004 is seen as a year of consolidation for Healthcare and, while good growth was experienced in the first half, the improvement for the year as a whole will be slower, due to a stronger second half comparative.

"Our margin expectations for 2004 remain consistent with those stated earlier in the year. We expect to see an improvement of 50-100 basis points over the 10 per cent margin reported for 2003.

"Looking further ahead, we believe that market developments will increasingly favour the major players such as TNS. Our focus is on ensuring that we take full advantage of our global network to gain the maximum benefits offered by these developments. As we increasingly derive the revenue synergies available to the enlarged group and see ongoing steady improvement in our syndicated services, we should achieve turnover growth ahead of the market and further margin improvement."

REVIEW OF OPERATING ACTIVITIES

TURNOVER

Calculation of underlying turnover growth

Given the size of the NFO acquisition, the group has changed the method of calculating underlying growth to one that allows a meaningful understanding of the enlarged group's performance. Underlying growth has been calculated by taking the increase in 2004 turnover, including turnover from acquisitions, over 2003 pro forma turnover, at constant exchange rates. The 2003 pro forma turnover assumes that any acquisitions and discontinued operations were owned for the comparable period in the prior year and therefore includes pre-acquisition turnover for 2003.

Regional turnover performance

	6 months to 30 June		Change	
	2004	**2003***	**Reported**	**Underlying**
	£m	**£m**	**%**	**%**
UK	**77.4**	60.3	28.5	3.1
France	**66.4**	57.8	14.8	3.3
Rest of Europe	**147.8**	90.1	63.9	6.5
Europe	**291.6**	208.2	40.1	4.8
Americas	**114.5**	70.6	62.2	4.0
Asia Pacific	**39.9**	26.5	50.5	7.1
Total	**446.0**	305.3	46.1	4.8

* restated as explained in Note 1 to the financial statements

Europe (*including Middle East and Africa*)

Overall market conditions improved in Europe during the first half, although the rate of improvement varied by country. Against this background, TNS achieved underlying turnover growth of 4.8 per cent in the region.

The UK continued to benefit from a strong performance in the Consumer sector, both in Worldpanel and customised activities. Healthcare also achieved a good level of year on year improvement, albeit against a weak comparative. Overall, the UK achieved underlying growth of 3.1 per cent in the period. France delivered underlying growth of 3.3 per cent, also benefiting from further improvement in consumer panel activities. With a pick up in public relations activity, Media Intelligence grew well in the period.

Underlying growth in Rest of Europe was 6.5 per cent. Germany performed strongly, achieving an underlying growth rate well ahead of the market, mainly driven by activity in the Consumer and Automotive sectors. Spain continued to deliver solid growth, driven by consumer panels and supported by the newly acquired Area automotive business.

Americas

The Americas region achieved underlying growth of 4.0 per cent. The US benefited from a strong performance by the TNS NFO access panel, as well as by other customised activities particularly in the Consumer sector, and the early completion of some contracts. We are seeing significant progress in realising the benefits of the combined group in the US, which will drive further growth for the full year and beyond. Media Intelligence showed underlying improvement over 2003, and should benefit during the second half from a pick-up in activity around the Presidential elections.

Performance in the Americas region as a whole was adversely impacted by Mexico and steps are being taken to improve performance in that country.

Asia Pacific

In a positive market environment the group has again achieved a strong underlying performance in most of its markets, delivering underlying growth of 7.1 per cent. The successful integration of NFO, combined with a focus on the provision of Business Solutions and targeting of key accounts, has assisted this improvement. Many new contract wins are coming from the strength of the combined group across the region.

Sector turnover performance

	6 months to 30 June		Change	
	2004	**2003***	**Reported**	**Underlying**
	£m	**£m**	**%**	**%**
Consumer	**158.6**	98.1	61.8	6.8
Media	**84.2**	80.6	4.4	3.4
Business Services	**62.0**	39.2	58.2	(1.2)
IT/Telecoms	**48.6**	34.7	39.9	5.0
Healthcare	**38.3**	20.6	85.6	10.2
Other activities	**54.3**	32.1	68.9	4.6
Total	**446.0**	305.3	46.1	4.8

* restated as explained in Note 1 to the financial statements

Consumer

Worldpanel has continued its steady growth across all regions during the first half. The UK again delivered a strong performance, benefiting from new products and key account initiatives. France also performed well, achieving solid client retention as well as a number of new business wins. Other panel activities, most notably in Spain, Latin America and Asia Pacific achieved good levels of underlying improvement.

Consumer customised delivered strong underlying improvement in the first half, particularly in the UK and Asia Pacific, as well as the US, where the access panel continues to drive growth.

Media
Overall the Media sector achieved underlying growth of 3.4 per cent in the first half.

Media Intelligence activities have shown a solid improvement over 2003. TNS has strengthened its product offering and is winning market share in France and Spain. The market in the US is starting to show signs of improvement and is expected to pick up further in the second half with the Presidential elections and recovery in advertising markets.

TV & Radio Audience Measurement continues to benefit in particular from strong performance in China, where both People Meter and diary measurement have undergone significant expansion.

Business Services
This sector was impacted by difficult market conditions last year. An underlying decline of 1.2 per cent in the first half of 2004 indicates that the Business Services market is beginning to stabilise.

IT/Telecoms
Overall IT/Telecoms achieved underlying growth of 5.0 per cent in the first half. Telecoms saw good underlying growth across the group, with a particularly strong performance in Continental Europe, where the focus on key accounts is generating new business.

IT also showed underlying improvement during the period but is operating against a backdrop of caution in the business-to-business sector in the US.

Healthcare
The Healthcare sector has shown good year on year improvement in the first half, achieving underlying growth of 10.2 per cent, albeit against a weak comparative in 2003. The US, UK and Germany all delivered good underlying growth, fuelled by expansion of key international accounts.

Other activities
The Polling & Social sector benefited from a strong performance in Germany, as well as the Asia Pacific region where elections were held in Korea and the Philippines.

The Automotive sector was strengthened during the first half by the acquisition of Area, the market leader in Spain, which has been successfully integrated. With market conditions starting to show some improvement, the sector has achieved modest underlying growth over the previous year.

ENDS

The results of the group are shown on the following pages.

GROUP PROFIT AND LOSS ACCOUNT

	Unaudited 6 months to 30 June		Audited Full Year
		Restated*	Restated*
	2004	2003	2003
	£m	£m	£m
Turnover – continuing activities	**446.0**	305.3	805.2
Less share of joint ventures	**(7.8)**	(7.8)	(15.7)
Turnover excluding joint ventures (note 2)	**438.2**	297.5	789.5
Cost of sales	**(151.1)**	(98.8)	(275.6)
Gross profit	**287.1**	198.7	513.9
Administrative expenses	**(259.7)**	(180.0)	(460.3)
Integration costs	**(5.7)**	-	(9.0)
	(265.4)	(180.0)	(469.3)
Operating profit before joint ventures and associates			
Continuing activities (after goodwill charges of £12.0m, 2003 £5.9m, 2003 full year £23.3m)	**21.7**	18.7	44.6
Share of operating profit of joint ventures (after goodwill charges of £0.3m, 2003 £0.3m, 2003 full year £0.6m)	**1.2**	0.9	2.2
Operating profit including joint ventures before goodwill charges and integration costs	**40.9**	25.8	79.7
Integration costs	**(5.7)**	-	(9.0)
Goodwill charges	**(12.3)**	(6.2)	(23.9)
Operating profit including joint ventures	**22.9**	19.6	46.8
Share of operating profit of associates	**0.6**	0.1	0.6
Profit on ordinary activities before interest and taxation	**23.5**	19.7	47.4
Interest receivable and similar income	**0.2**	0.7	1.2
Interest payable	**(8.8)**	(5.6)	(15.6)
Other finance charges	**(1.1)**	(1.0)	(1.7)
Profit on ordinary activities before taxation	**13.8**	13.8	31.3
Taxation on profit on ordinary activities	**(7.0)**	(6.2)	(18.0)
Profit on ordinary activities after taxation	**6.8**	7.6	13.3
Minority interests	**(1.1)**	(0.9)	(1.5)
Profit for the period	**5.7**	6.7	11.8
Dividends	**(4.8)**	(4.1)	(13.1)
Retained profit/(loss) for the period	**0.9**	2.6	(1.3)
Adjusted earnings per share (note 3)**	**4.7p**	3.5p	10.2p
Basic earnings per share (note 3)	**1.3p**	1.7p	2.8p
Diluted earnings per share (note 3)	**1.3p**	1.7p	2.8p
Dividend per share	**1.1p**	0.95p	3.0p

There is no difference between the profit on ordinary activities before taxation and the retained profit for the year stated above, and their historical cost equivalents.

* Restated in line with UITF 17 (revised), as explained in Note 1 to the financial statements

** Before goodwill charges and costs related to the integration of NFO

GROUP BALANCE SHEET

	2004 £m	Unaudited at 30 June Restated* 2003 £m	Audited at 31 Dec Restated* 2003 £m
Fixed assets			
Intangible assets	**370.8**	174.2	371.1
Tangible assets	**80.9**	54.9	81.0
Investments			
Share of gross assets of joint ventures	**23.0**	24.6	24.6
Share of gross liabilities of joint ventures	**(5.4)**	(4.1)	(4.6)
	17.6	20.5	20.0
Associates	**6.9**	1.0	7.1
Other investments	**-**	1.5	0.3
	24.5	23.0	27.4
	476.2	252.1	479.5
Current assets			
Stock	**80.8**	38.5	64.5
Debtors	**256.0**	168.1	265.0
Current asset investments	**0.9**	-	0.9
Cash at bank and in hand	**21.5**	68.2	32.2
	359.2	274.8	362.6
Creditors: amounts falling due within one year	**(332.6)**	(223.0)	(426.4)
Net current assets/(liabilities)	**26.6**	51.8	(63.8)
Total assets less current liabilities	**502.8**	303.9	415.7
Creditors: amounts falling due after more than one year	**(376.9)**	(203.5)	(294.3)
Provisions for liabilities and charges	**(40.4)**	(23.3)	(44.7)
Net assets	**85.5**	77.1	76.7
Capital and reserves			
Called up share capital	**22.3**	21.5	22.2
Share premium	**122.8**	104.6	120.2
Other reserves	**1.2**	1.2	1.2
Profit and loss account	**(67.5)**	(55.4)	(73.8)
Equity shareholders' funds	**78.8**	71.9	69.8
Minority interests	**6.7**	5.2	6.9
	85.5	77.1	76.7

* Restated in line with UITF 17 (revised) and UITF 38, as explained in Note 1 to the financial statements

GROUP CASH FLOW STATEMENT

	2004 £m	Unaudited at 30 June Restated* 2003 £m	Audited at 31 Dec Restated* 2003 £m
Cash flow from operating activities			
Net cash inflow from continuing operating activities (note 4)	**27.3**	25.1	104.9
Dividends received from joint ventures and associates	**0.7**	0.8	3.5
Returns on investments and servicing of finance			
Interest received	**0.2**	0.7	1.1
Interest paid	**(12.0)**	(5.9)	(13.1)
Capitalised arrangement fees	-	(2.5)	(5.6)
Dividends paid to minority interests	**(0.6)**	(0.4)	(0.9)
Net cash outflow from returns on investments and servicing of finance	**(12.4)**	(8.1)	(18.5)
Taxation			
Taxation paid	**(11.0)**	(5.6)	(19.4)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(14.3)**	(8.4)	(22.7)
Purchase of own shares	**(4.1)**	-	-
Sale of tangible fixed assets	**1.3**	2.3	4.4
Net cash outflow from capital expenditure and financial investment	**(17.1)**	(6.1)	(18.3)
Acquisitions and disposals			
Purchase of subsidiary undertakings (note 4)	**(2.1)**	(3.0)	(279.8)
Net cash acquired with subsidiary undertakings and businesses	**0.3**	-	10.9
Sale of subsidiary undertakings and businesses	**0.4**	-	0.3
Net cash disposed of on sale of subsidiary undertakings and businesses	**(0.3)**	-	(0.2)
Net cash outflow from acquisitions and disposals	**(1.7)**	(3.0)	(268.8)
Equity dividends paid	-	-	(10.7)
Cash outflow before financing	**(14.2)**	3.1	(227.3)
Financing			
Issue of shares	-	52.0	52.0
Proceeds on exercise of share options	**1.3**	1.0	2.9
Expenses arising on the issue of shares	-	(1.1)	(1.1)
Increase in debt	**3.0**	(22.8)	170.5
(Decrease)/increase in cash in the period	**(9.9)**	32.2	(3.0)

* Restated in line with UITF 17 (revised), as explained in Note 1 to the financial statements

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Unaudited 6 months to 30 June 2004 £m	Unaudited 6 months to 30 June Restated* 2003 £m	Audited Full Year Restated* 2003 £m
Profit for the period	**5.7**	6.7	11.8
Disposal of goodwill in reserves	**-**	-	0.7
Translation differences on foreign currency net investments less translation differences on foreign currency loans taken out to fund those investments	**9.2**	(2.8)	(19.4)
Tax on gains on foreign currency borrowings hedging foreign investments	**(0.4)**	-	-
Premium on placement shares issued taken to merger reserve	**-**	50.0	-
Profit on redemption of shares following placement of share capital	**-**	-	50.0
Total recognised gains and losses relating to the period	**14.5**	53.9	43.1
Prior period adjustments since last annual report – UITF 17 (note 1)	**(1.1)**		
	13.4		

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

	Unaudited 6 months to 30 June 2004 £m	Unaudited 6 months to 30 June Restated* 2003 £m	Audited Full Year Restated* 2003 £m
Profit for the period	**5.7**	6.7	11.8
Dividends	**(4.8)**	(4.1)	(13.1)
	0.9	2.6	(1.3)
Amounts arising on the exercise of share options – taken to share premium	**-**	0.2	0.2
Disposal of goodwill in reserves	**-**	-	0.7
Translation differences on foreign currency net investments less translation differences on foreign currency loans taken out to fund those investments (net of taxation)	**8.8**	(2.8)	(19.4)
Premium on placement shares issued taken to merger reserve	**-**	50.0	-
Profit on redemption of shares following placement of share capital	**-**	-	50.0
Purchase of own shares held in trust	**(4.1)**	-	-
Consideration received for own shares on exercise of options	**0.3**	-	-
UITF 17 charge for the period	**0.4**	-	-
New share capital issued (including share premium) net of expenses	**2.7**	1.0	17.3
Net addition to equity shareholders' funds	**9.0**	51.0	47.5
Opening equity shareholders' funds as previously reported	**75.0**	26.4	26.4
Prior period adjustment reported since last annual report – UITF 38	**(5.2)**	(6.1)	(5.2)
Prior period adjustment reported since last annual report – UITF 17	**-**	0.6	1.1
Opening equity shareholders' funds as restated	**69.8**	20.9	22.3
Closing equity shareholders' funds	**78.8**	**71.9**	**69.8**

*Restated in line with UITF 17 (revised) and UITF 38, as explained in Note 1 to the financial statements

NOTES TO THE INTERIM STATEMENT

1. **Basis of accounting**

The financial statements have been prepared on the basis of the accounting policies set out in the group's 2003 annual report and include the accounts of Taylor Nelson Sofres plc and its subsidiary undertakings and the group's share of the results and net assets of joint ventures and associates, based upon the gross equity and equity methods of accounting respectively. The interim financial statements, which were approved by the directors on 6 September 2004, are unaudited and have not been reviewed in accordance with APB 1993/1. The interim report does not comprise full financial statements within the meaning of Section 240 of the Companies Act 1985. The figures for the year ended 31 December 2003 are an extract from the full financial statements for that period restated as detailed below, which have been delivered to the Registrar of Companies. The auditors' opinion on those accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

UITF Abstract 38 'Accounting for ESOP trusts' and the revision of UITF Abstract 17 'Employee share schemes' were issued on 15 December 2003 and have been applied for the first time in these statements. Under UITF 38, shares held through an ESOP trust are shown as a deduction in arriving at shareholders' funds. Previously these shares were shown as a fixed asset investment. The reclassification of own shares held from fixed asset investments to equity has reduced net assets by £9.0m at 30 June 2004 (30 June 2003 - £6.1m, 31 December 2003 - £5.2m, 1 January 2003 - £6.8m). In addition, £0.2m relating to gains on the exercise of share options has been reclassified from other reserves to share premium as at 30 June 2003 and 31 December 2003. Under the revised UITF 17, share based payments made are charged to the profit and loss based on the intrinsic value of the shares rather than the book value. The amendment to UITF 17 has resulted in a reduction in operating profit of £0.6m for the six months to 30 June 2003 and a reduction of £1.1m for the year ended 31 December 2003. There has been no change in the net assets at 30 June 2003 and 31 December 2003 as a result of the revisions to UITF 17. The impact of the revision in the six months to 30 June 2004 has been to reduce operating profit by £0.4m.

The comparative results for the six months to 30 June 2003 have been adjusted to reflect the change in accounting policy on revenue recognition following the publication of Application Note G to FRS 5 'Reporting the substance of transactions', set out in the group's 2003 annual report. The impact of this change is to increase revenue and operating profit by £0.6m.

2. **Geographical analysis of turnover**

In the opinion of the directors, the group has only one class of business, which is the provision of market information services.

	6 months to 30 June	
Turnover	**2004 Total £m**	2003 Restated* Total £m
Sales by origin		
Europe		
- group	**290.6**	207.2
- joint ventures	**1.0**	1.0
Americas		
- group	**113.6**	69.7
- joint ventures	**0.9**	0.9
Asia Pacific		
- group	**34.0**	20.6
- joint ventures	**5.9**	5.9
Total	**446.0**	305.3
- group	**438.2**	297.5
- joint ventures	**7.8**	7.8

Intra-group turnover between geographic segments is not considered material

* Restated in line with UITF 17 (revised), as explained in Note 1 to the financial statements

3. **Earnings per share**

Basic earnings per share have been calculated on the profit after taxation and minority interests of £5.7m (2003 £6.7m) and on 436.4m shares (2003 390.9m), being the weighted average number of shares in issue during the year, excluding those held in the ESOP and the EBT, which are treated as cancelled.

The diluted earnings per share have been calculated in accordance with the provisions of FRS 14, with the weighted average number of shares in issue being adjusted to assume conversion of all dilutive potential shares for the period they were outstanding.

Shares held by the ESOP and the EBT, which are under performance-based options, are included in the diluted weighted average number of shares as the performance conditions are deemed to have been met for the purposes of this calculation. The diluted weighted average number of shares is 443.9m (2003 395.7m).

Adjusted earnings per share before goodwill charges and charges related to the integration of NFO have been calculated on the profit after taxation and minority interests of £20.4m (2003 £13.4m), which excludes goodwill charges of £12.3m (2003 £6.2m) and integration costs of £2.4m (2003 £0.5m of finance costs) net of tax and on the basic weighted average number of shares. The directors believe that earnings per share before goodwill charges and integration costs assists in understanding the underlying performance of the group.

The weighted average number of ordinary shares in issue during the year for the purpose of these calculations is as follows:

	2004	2003
Weighted average number of shares (millions)		
Share capital	**444.3**	400.5
Shares held by ESOP	**(1.6)**	(2.2)
Shares held by EBT	**(6.3)**	(7.4)
Basic earnings per share denominator	**436.4**	390.9
Dilutive effect of share options	**7.5**	4.8
Dilutive earnings per share denominator	**443.9**	395.7

4. **Consolidated statement of cash flow**

Reconciliation of operating profit to net cash inflow from operating activities

	Unaudited 6 months to 30 June		Audited Full Year
		Restated*	Restated*
	2004	2003	2003
	£m	£m	£m
Operating profit	**21.7**	18.7	44.6
Amortisation and impairment of intangible fixed assets	**12.3**	6.1	23.8
Depreciation of tangible fixed assets	**12.3**	9.6	22.5
Profit on sale of fixed assets	**-**	(0.9)	(1.2)
UITF 17 charge	**0.4**	0.6	1.1
(Increase)/decrease in stock - work-in-progress	**(17.1)**	(8.7)	8.5
Decrease/(increase) in debtors	**6.2**	(4.8)	(16.5)
(Decrease)/increase in creditors	**(6.8)**	5.0	20.0
(Decrease)/increase in provisions	**(1.7)**	(0.5)	2.1
Net cash inflow from continuing operating activities	**27.3**	25.1	104.9

Reconciliation of net cash flow to movement in net debt

	2004
	£m
Decrease in cash in the period	**(9.9)**
Cash inflow from increase in debt	**(3.0)**
Change in net debt resulting from cash flows	**(12.9)**
Translation difference	**10.7**
Non-cash movement	**(0.8)**
Capitalised arrangement fees	**-**
Loans and finance leases acquired	**-**
Movement in net debt in the period	**(3.0)**
Net debt at 1 January	**(367.7)**
Net debt at 30 June	**(370.7)**

* Restated in line with UITF 17 (revised), as explained in Note 1 to the financial statements

4. **Consolidated statement of cash flow (continued)**

Analysis of net debt

	At 1 Jan 2004 £m	Cash flow £m	Exchange movement £m	Non-cash movements £m	Acquisitions £m	Disposals £m	At 30 June 2004 £m
Cash at bank and in hand	**32.2**	(10.9)	(0.8)	-	1.3	(0.3)	**21.5**
Loans repayable within 1 year	**(107.0)**	-	2.8	86.5	(1.0)	-	**(18.7)**
Loans repayable after more than 1 year	**(291.9)**	(2.2)	8.7	(87.3)	-	-	**(372.7)**
Obligations under finance leases	**(1.0)**	0.2	-	-	-	-	**(0.8)**
	(367.7)	(12.9)	10.7	(0.8)	0.3	(0.3)	**(370.7)**

The non-cash movements represent the amortisation of arrangement fees of £0.8m and the renegotiation of borrowing facilities.

Analysis of the net cash outflow in respect of the purchase of subsidiary undertakings

	2004 £m
Cash consideration	
Prior year acquisitions	**(1.7)**
2004 acquisitions	**(2.6)**
NFO acquisition - receipt of recoverable amount	**2.2**
Net cash outflow in respect of the purchase of subsidiary undertakings	**(2.1)**

NOTES TO THE INTERIM STATEMENT

5. **Acquisitions**

   On 11 February 2004, the group acquired a 75.3% share of Area Investigación SA, the leading provider of automotive research in Spain. Contributions from acquisitions is not material.

6. **Currency conversion**

   The 2004 unaudited interim profit and loss account has been prepared using, among other currencies, an average exchange rate of US$1.8225 to the pound (period ended 30 June 2003: US$1.6104; year ended 31 December 2003: US$1.6346) and €1.4849 to the pound (period ended 30 June 2003: €1.4597; year ended 31 December 2003: €1.4456). The unaudited consolidated interim balance sheet as at 30 June 2004 has been prepared using the exchange rate on that day of US$1.8137 to the pound (30 June 2003: US$1.6492; 31 December 2003: US$ 1.7904) and €1.4905 to the pound (30 June 2003: 1.4449; 31 December 2003: €1.4196).

7. **Post balance sheet events**

   Since the balance sheet date, the group has paid £5.4m (US$10.0m) to The Interpublic Group of Companies as deferred consideration relating to the acquisition of NFO WorldGroup, Inc. in 2003.

SHAREHOLDER INFORMATION

Dividend

The dividend will be paid on 13 December 2004 to shareholders on the register on 12 November 2004.

Internet

Information about Taylor Nelson Sofres and the current share price is available on the group's internet site, at www.tns-global.com. Material likely to be of particular interest to shareholders is contained in the Investor Centre, where you will also find copies of RNS announcements.

Investor relations

For investor enquiries, please contact Janis Parks, Head of Investor Relations
Tel + 44 (0)20 8967 1584
Fax +44 (0)20 8967 1386
Email: janis.parks@tns-global.com

Head and registered office
Taylor Nelson Sofres plc
Westgate
London W5 1UA
Tel +44 (0)20 8967 0007
Fax +44 (0)20 8967 4060

Registered number 912624

TNS House
Westgate
London
W5 1UA

t +44 208 967 1511
f +44 208 967 1446
maria.khan@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

8th September 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the various Annual Reports and Accounts for subsidiaries for Taylor Nelson Sofres plc.

Please do not hesitate to contact me should you have any queries.

Yours faithfully

Jackie Stevens

Enc.

London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

7 September 2004

Dear Sir/Madam

Taylor Nelson Sofres plc
Forms 88(2) return of allotments

I enclose three completed forms of allotment of shares together with appropriate backup. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

X:\Users\CompanySecretarial 040101\Companies House\040907_88(2).doc

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	08	2004	31	08	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1721	247	1124
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	114 p	91 p	213.5 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: David James Address: 45 Princess Street, Roath, Cardiff UK Postcode: CF2 3SL	Class of shares allotted: Ordinary	Number allotted: 1,721
Name: Rebecca Brancaccio Address: 75 The Vista, Eltham, London UK Postcode: SE9 5RW	Class of shares allotted: Ordinary	Number allotted: 247
Name: Tara Hucknall Address: 2 Margate Road, Brixton, London UK Postcode: SW2 5DT	Class of shares allotted: Ordinary	Number allotted: 907
Name: Richey Sayanthan Address: 2 Windsor Close, Northwood, Middlesex UK Postcode: HA9 1PD	Class of shares allotted: Ordinary	Number allotted: 217
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 7/9/04

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand,Taylor Nelson Sofres plc

TNS House, Westgate, London

W5 1UA Tel 0208 967 2230

DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day Month Year	01 08 2004	31 08 2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	300000	5270	266
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	75 p	135 p	183 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Address: Participant ID 142CN, Designated ESOS member a/c ESOS 20 Moorgate, London, EC2R 6DA UK Postcode C T 1 4 7 T P	Class of shares allotted: Ordinary	Number allotted: 300,000
Name: Please see attached schedule Address: UK Postcode	Class of shares allotted: Ordinary	Number allotted: 5,536
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 7/9/04

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Name	Address	Shares purchased	Option price
Mr Terence Edmund Mann	Flat A, 101 Elm Park Gardens, London, SW10	2020	135
Anne Denley	55 Lansdowne Way, High Wycombe, Buckinghamshire, HP11 1TW	1250	135 pence
Jonathan Gick	9 Gresham Court, Gresham Road, Brentwood, CM14 4HW	500	135 pence
Michael Wright	194 Boundaries Road, Balham, London, SW12 8HF	1500	135 pence
Mrs Sandra McRory	53 Labernum Road, Chertsey, Surrey, KT16 8BY	266	183p
		5536	

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	08	2004	31	08	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4416	11595	725
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	91.5 p	129.5 p	213.5 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Ms Angelique Soria Groult Address: 5 Les Hauts Du Chateau, 28300 St Prest, France UK Postcode	Ordinary	2,584
Name: Catherine Gysens Address: Vlierbeekberg 112A, 3090 Overijse, Belgium UK Postcode	Ordinary	646
Name: Brewin Dolphin Securities Ltd Address: Participant ID 092, Members account Id: Schemes 81 George Street, Edinburgh UK Postcode EH2 3ES	Ordinary	13,506
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 7/9/04

A director / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Director Shareholding		15:28 6 Sep 04		

Full Announcement Text

RNS Number:6536C
Taylor Nelson Sofres PLC
6 September 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

TAYLOR NELSON SOFRES PLC

2) NAME OF DIRECTOR

DAVID LOWDEN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

THE SHAREHOLDER NAMED IN 2. ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

DAVID LOWDEN

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE OF 25,000 OPTIONS UNDER THE EMPLOYEE BENEFIT TRUST SHARE OPTION SCHEME

7) Number of shares/amount of stock acquired

25,000

8) Percentage of issued Class

0.006%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued Class

N/A

11) Class of security

ORDINARY SHARES 5 PENCE EACH

12) Price per share

N/A

13) Date of transaction

6 SEPTEMBER 2004

14) Date company informed

6 SEPTEMBER 2004

15) Total holding following this notification

80,000

16) Total percentage holding of issued class following this notification

0.018%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

SOFIA BERNSAND
020 8967 2230

25) Name and signature of authorised company official responsible for making this notification IAN PORTAL, GROUP COMPANY SECRETARY

Date of Notification 6 SEPTEMBER 2004

END

status list

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

SWIFLY
The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

8 September 2004

Dear Sir/Madam

Company Name	**Registered No.**
Aidcom Technology Limited	**1641049**
Choicethink (1995) Limited	**2207359**
Customer Satisfaction Surveys Limited	**2033151**
Market Trends Limited	**1538908**
Meida Vision Research Limited	**2711063**
MRM Distributions Limited	**2182246**
Professional Perspectives Limited	**629357**
Schemetype Limited	**2679478**
SR Packaging Limited	**2763673**
Taylor Nelson Sofres Trustees Limited	**3014589**
Taylor Nelson AGB Television Limited	**3229747**
TeleDynaics Limited	**1839253**
Warebourne Limited	**865885**

I enclose one copy annual report for the year ended 31 December 2003, in connection with the above-named companies in loose-leaf format.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in once of the enclosed stamped addressed envelope and also acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in the other enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

x:\users\companysecretarial 040101\companies house\030908_(various a r&a).doc

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Katie Edwards, Bank of New York (US)- 001 212 571 3050.

Aidcom Technology Limited

Report and accounts

for the year ended

31 December 2003

Reg No 1641049

Aidcom Technology Limited

Report and accounts

For the year ended 31 December 2003

Aidcom Technology Limited

Directors' Report

For the year ended 31 December 2003

The director presents his report with the financial statements for the year ended 31 December 2003.

1 Principal activities, business review and future developments

The company was dormant throughout the year

2 Results and dividends

The company did not trade during the year ended 31 December 2003 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

3 Directors

The director of the company at 31 December 2003, who has served throughout the whole of the year ended on that date, is listed below:

A B Cowling (Chairman)

4 Directors' interests in shares of the company

The director had no interests in the shares of the company at any time during the year.

Mr Cowling is director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be re-appointed will be proposed at the annual general meeting.

6 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
27th August 2004

Aidcom Technology Limited

Balance sheet

As at 31 December 2003

	Notes	2003	2002
		£	£
Current assets			
Debtors	3	5,340,094	5,340,094
Creditors: amounts falling due within one year	4	(3,338,093)	(3,338,093)
Net assets		2,002,001	2,002,001
Capital and reserves			
Called up share capital	5	2,002,000	2,002,000
Profit and loss account		1	1
Equity Shareholders' funds		2,002,001	2,002,001

For the year ended 31 December 2003 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 4 to 8 were approved by the board of directors on 27th August 2004 and were signed on its behalf by:

A B Cowling
Chairman

Aidcom Technology Limited

Balance sheet

As at 31 December 2003

1 Principal accounting policies

Basis of accounting

The financial statements are prepared under the historical cost convention, and in accordance with the Companies Act 1985 and applicable UK accounting standards.

2 Employees

The company has no employees (2002 – nil) except for its director who received no remuneration for his services during the year (2002 - £nil).

3 Debtors

	2003	2002
	£	£
Amounts owed by group undertakings	**5,303,750**	5,303,750
Amounts owed by parent company	**36,344**	36,344
	5,340,094	5,340,094

4 Creditors: Amounts falling due within one year

	2003	2002
	£	£
Amounts owed to group undertakings	**2,371,027**	2,371,027
Amounts owed to parent company	**967,066**	967,066
	3,338,093	3,338,093

5 Called up share capital

	2003	2002
	£	£
Authorised, allotted, called up and fully paid		
1,000 ordinary shares of £1 each	**1,000**	1,000
1,000 deferred shares of £1 each	**1,000**	1,000
2,000,000 redeemable ordinary shares of £1 each	**2,000,000**	2,000,000
	2,002,000	2,002,000

Redeemable shares are redeemable at the company's discretion at par value from 31 March 1998.

6 Ultimate parent undertaking

Taylor Nelson Sofres plc, registered in England and Wales, is the immediate and ultimate parent undertaking and ultimate controlling party.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Choicethink (1995) Limited

Report and accounts

for the year ended

31 December 2003

Reg No 2207359

The director presents his report with the financial statements for the year ended 31 December 2003.

1 Principal activities, business review and future developments

The company was dormant throughout the year.

2 Results and dividends

The company did not trade during the year ended 31 December 2003 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

3 Directors

The director of the company at 31 December 2003, who has served throughout the whole of the year ended on that date, is listed below:

A B Cowling (Chairman)

4 Directors' interests in shares of the company

The director had no interest in the shares of the company at any time during the year. Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be re-appointed will be proposed at the annual general meeting.

6 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
27th August 2004

Choicethink (1995) Limited

Balance sheet

As at 31 December 2003

	Notes	2003	2002
		£	£
Current assets			
Debtors	3	**219,000**	219,000
Cash at bank and in hand		**-**	-
		219,000	219,000
Creditors: amounts falling due within one year	4	**(170,408)**	(170,408)
Net assets		**48,592**	48,592
Capital and reserves			
Called up share capital	5	**210,000**	210,000
Profit and loss account		**(161,408)**	(161,408)
Equity shareholders' funds		**48,592**	48,592

For the year ended 31 December 2003 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 3 to 5 were approved by the board of directors on 27th August 2004 and were signed on its behalf by:

A B Cowling
Chairman

1 Principal accounting policies

Basis of accounting

The financial statements are prepared under the historical cost convention, and in accordance with the Companies Act 1985 and applicable UK accounting standards

2 Employees

The company has no employees (2002 – nil) except for its director who received no remuneration for his services during the year (2002 - £nil).

3 Debtors

	2003	2002
	£	£
Amounts owed by group undertakings	**219,000**	219,000

4 Creditors: Amounts falling due within one year

	2003	2002
	£	£
Amounts owed to group undertakings	**170,408**	170,408

5 Called up share capital

	2003	2002
	£	£
Authorised		
1,000,000 ordinary shares of £1 each	**1,000,000**	1,000,000
Allotted, called up and fully paid		
210,000 ordinary shares of £1 each	**210,000**	210,000

6 Ultimate parent undertaking

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Customer Satisfaction Surveys Limited

Report and accounts

for the year ended

31 December 2003

Reg No 2033151

Customer Satisfaction Surveys Limited

Report and accounts

For the year ended 31 December 2003

Customer Satisfaction Surveys Limited

Directors' Report

For the year ended 31 December 2003

The directors present their report together with the financial statements for the year ended 31 December 2003.

1 Principal activities, business review and future developments

The company was dormant throughout the year.

2 Results and dividends

The company did not trade during the year ended 31 December 2003 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

3 Directors

The directors of the company at 31 December 2003, all of whom have been directors for the whole of the year ended on that date, are listed below:

A B Cowling
D Lowden

4 Directors' interests in shares of the company

No directors had any interests in shares of the company at any time during the year.

Mr Cowling and Mr Lowden are directors of the ultimate parent undertaking, Taylor Nelson Sofres plc and their interests in shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be reappointed will be proposed at the annual general meeting.

6 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
27th August 2004

Customer Satisfaction Surveys Limited

Balance sheet

As at 31 December 2003

	Notes	2003	2002
		£	£
Creditors: amounts falling due within one year	3	**(20,657)**	(20,657)
Net assets		**(20,657)**	(20,657)
Capital and reserves			
Called up share capital	4	**100**	100
Profit and loss account		**(20,757)**	(20,757)
Shareholders' funds		**(20,657)**	(20,657)

For the year ended 31 December 2003 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 4 to 6 were approved by the board of directors on 27th August 2004 and were signed on its behalf by:

A B Cowling
Chairman

Customer Satisfaction Surveys Limited

Notes to the financial statements

For the year ended 31 December 2003

1 Principal accounting policies

Basis of accounting

The financial statements are prepared under the historical cost convention, and in accordance with the Companies Act 1985 and applicable UK accounting standards.

2. Employees

The company has no employees (2002 – nil) except for its directors who received no remuneration for their services during the year (2002 - £nil)

3. Creditors: Amounts falling due within one year

	2003	2002
	£	£
Amounts owed to group undertakings	**20,657**	20,657

4. Called up Share Capital

	2003	2002
	£	£
Authorised		
100,000 Ordinary shares of £1 each	**100,000**	100,000
Issued and fully paid		
100 Ordinary shares of £1 each	**100**	100

5. Ultimate parent undertaking

The immediate parent undertaking is Taylor Nelson Sofres UK Limited . The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Market Trends Limited

Report and accounts

for the year ended

31 December 2003

Reg No 1538908

Market Trends Limited

Report and accounts

For the year ended 31 December 2003

Market Trends Limited

Directors' report

For the year ended 31 December 2003

The directors present their report together with the financial statements for the year ended 31 December 2003

1 Principal activities, business review and future developments

The company was dormant throughout the year

2 Results and dividends

The company did not trade during the year ended 31 December 2003 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

3 Directors

The directors of the company during the year are listed below:

A B Cowling (Chairman)
D Lowden

4 Directors' interests in shares of the company

No director had interests in the shares of the company at any time during the year.

Mr Cowling and Mr Lowden are directors of the ultimate parent undertaking, Taylor Nelson Sofres plc and their interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be re-appointed will be proposed at the annual general meeting.

6 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
27th August 2004

Market Trends Limited

Balance Sheet

As at 31 December 2003

	Notes	2003	2002
		£	£
Current assets			
Debtors	3	**347,970**	**347,970**
		347,970	**347,970**
Creditors: amounts falling due within one year	4	**(346,970)**	**(346,970)**
Net assets		**1,000**	**1,000**
Capital and reserves			
Called up share capital	5	**1,000**	**1,000**
Equity shareholders' funds		**1,000**	**1,000**

For the year ended 31 December 2003 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 4 to 6 were approved by the board of directors on 27th August 2004 and were signed on its behalf by:

A B Cowling
Chairman

1 Principal accounting policies

Basis of accounting

The financial statements are prepared under the historical cost convention, and in accordance with the Companies Act 1985 and applicable UK accounting standards.

2 Employees

The company has no employees (2002 – nil) except for its directors who received no remuneration for their services during the year (2002 - £nil).

3 Debtors

	2003	2002
	£	£
Amounts owed by fellow group undertakings	**347,970**	347,970

4 Creditors: Amounts falling due within one year

	2003	2002
	£	£
Amount owed to parent company	**346,970**	346,970
	346,970	346,970

5 Called up share capital

	2003	2002
	£	£
Authorised, called up, issued and fully paid		
1,000 ordinary shares of £1 each	**1,000**	1,000

6 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Media Vision Research Limited

Report and accounts

for the year ended

31 December 2003

Reg No 2711063

Media Vision Research Limited

Report and accounts

For the year ended 31 December 2003

Media Vision Research Limited

Director's report

For the year ended 31 December 2003

The directors present their report together with the audited financial statements for the year ended 31 December 2003.

1 Principal activities, business review and future developments

The company was dormant throughout the year.

2 Results and dividends

The company did not trade during the year ended 31 December 2003 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

3 Directors

The directors of the company during the year were as follows:

A B Cowling
P S K Wright

4 Directors' interests in shares of the company

No directors had any interests in shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interest in shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

Mr Wright holds interests in the ultimate parent company, Taylor Nelson Sofres plc, as follows:-

	At 1 Jan 2003	Granted	Sold/ Exercised	At 31 Dec 2003
	No.	No.	No.	No.
Ordinary shares	5,206	-	-	5,206
Executive share option plan	115,000	25,000	40,000	75,000

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be reappointed will be proposed at the annual general meeting.

6 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
27th August 2004

Media Vision Research Limited

Balance sheet

As at 31 December 2003

	Notes	2003	2002
		£000	£000
Current assets			
Debtors	3	22	22
Net assets		22	22
Capital and reserves			
Called up share capital	4	1	1
Share premium account	5	45	45
Profit and loss account	5	(24)	(24)
Shareholders' funds		22	22

For the year ended 31 December 2003 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 4 to 7 were approved by the board of directors on 27th August 2004 and were signed on its behalf by:

A B Cowling
Chairman

Media Vision Research Limited

Notes to the financial statements

For the year ended 31 December 2003

1 Principal accounting policies

Basis of accounting

The financial statements are prepared under the historical cost convention, and in accordance with the Companies Act 1985 and applicable UK accounting standards

2 Employees

There were no employees of the company, apart from the directors, who received no remuneration for their services (2002; £nil)

3 Debtors

	2003	2002
	£000	£000
Amounts due from group undertakings	**22**	22
	22	22

4 Called up share capital

	2003	2002
	£	£
Authorised		
24,500 Ordinary shares of 10p each	**2,450**	2,450
5,000 Deferred shares of 10p each	**500**	500
5,500 Preference shares of 10p each	**550**	550
	3,500	3,500
Allotted, called up and fully paid		
11,515 Ordinary shares of 10p each	**1,151**	1,151
600 Deferred shares of 10p each	**60**	60
500 Preference shares of 10p each	**50**	50
	1,261	1,261

The aggregate number of votes attaching to the preference shares shall be equal to 25% of the aggregate nominal value of the issued shares of the company of all classes irrespective of the number of preference shares then in issue. In the event of the winding-up of the company and a distribution being made to shareholders, the first £25,000 of such distribution shall be paid to the holders for the time being of preference shares, irrespective of the number of preference shares then in issue. There are no dividends payable associated with these shares.

5 Reserves

	Share Premium account	Profit and Loss account	Total
	£000	£000	£000
Balance at 1 January 2003	45	(24)	21
Profit for the year	-	-	-
Balance at 31 December 2003	**45**	**(24)**	**21**

6 Ultimate parent undertaking

The immediate parent undertaking is Taylor Nelson Sofres UK Limited. The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

MRM Distributions Limited

Report and accounts

for the year ended

31 December 2003

Reg No 2182246

MRM Distributions Limited

Report and accounts

For the year ended 31 December 2003

MRM Distributions Limited

Directors' report

For the year ended 31 December 2003

The director presents his report together with the financial statements for the year ended 31 December 2003.

1 Principal activities, business review and future developments

The company was dormant during the year.

2 Results and dividends

The company did not trade during the year ended 31 December 2003 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

3 Directors

The director of the company at 31 December 2003, who has served throughout the whole of the year ended on that date, is listed below:

A B Cowling (Chairman)

4 Directors' interests in shares of the company

The director had no interest in the shares of the company at any time during the year. Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be reappointed will be proposed at the annual general meeting.

6 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
27th August 2004

MRM Distributions Limited

Balance sheet

As at 31 December 2003

	Notes	2003	2002
		£000	£000
Creditors: amounts falling due within one year	3	**(1,145)**	(1,145)
Net liabilities		**(1,145)**	(1,145)
Capital and reserves			
Called up share capital	4	**240**	240
Share premium account		**3,460**	3,460
Profit and loss account		**(4,845)**	(4,845)
Equity shareholders' funds		**(1,145)**	(1,145)

For the year ended 31 December 2003 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 4 to 5 were approved by the board of directors on 27th August 2004 and were signed on its behalf by:

A B Cowling

Chairman

1 Principal accounting policies

The financial statements have been prepared under the historical cost convention and in accordance with applicable Accounting Standards in the United Kingdom.

2 Employees

The company has no employees (2002 – nil) except for its director who received no remuneration for his services during the year (2002 - £nil).

3 Creditors: Amounts falling due within one year

	2003	2002
	£000	£000
Amounts owed to group undertakings	**1,145**	1,145

4 Called up share capital

	2003	2002
	£000	£000
Authorised		
250,000 ordinary shares of £1 each	**250**	250
Allotted, called up and fully paid		
240,000 ordinary shares of £1 each	**240**	240

5 Ultimate parent undertaking

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Professional Perspectives Limited

Report and accounts

For the year ended

31 December 2003

Reg No 629357

Professional Perspectives Limited

Directors' report

For the year ended 31 December 2003

The directors present their report together with the financial statements for the year ended 31 December 2003.

1 Principal activities, business review and future developments

The company was dormant throughout the year.

2 Results and dividends

The company did not trade during the year ended 31 December 2003 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

3 Directors

The director of the company at 31 December 2003, who has served throughout the whole of the year ended on that date, is listed below:

A B Cowling (Chairman)

4 Directors' interests in shares of the company

No directors were interested in the shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc, and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be appointed was passed at an extraordinary general meeting.

6 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
27th August 2004

Professional Perspectives Limited

Balance sheet

As at 31 December 2003

	Notes	**2003**	2002
		£	£
Capital and reserves			
Called up share capital	2	**2,140,264**	2,140,264
Profit and loss account		**(2,140,264)**	(2,140,264)
		-	-

For the year ended 31 December 2003 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 3 and 4 were approved by the board of directors on 27th August 2004 and were signed on its behalf by:

A B Cowling

Chairman

Professional Perspectives Limited

Notes to the financial statements

For the year ended 31 December 2003

1 Principal accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable Accounting Standards in the United Kingdom.

2 Called up share capital

	2003	2002
Authorised	£	£
2,129,164 ordinary shares of £1 each	2,129,164	2,129,164
55,000 ordinary shares of 1p each	550	550
55,000 deferred shares of £1 each	55,000	55,000
	2,184,714	2,184,714
Allotted, called up and fully paid		
2,084,714 ordinary shares of £1 each	2,084,714	2,084,714
55,000 ordinary shares of 1p each	550	550
55,000 deferred shares of £1 each	55,000	55,000
	2,140,264	2,140,264

3 Ultimate parent undertaking

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Schemetype Limited

Report and accounts

for the year ended

31 December 2003

Reg No 2679478

Schemetype Limited

Directors' report

For the year ended 31 December 2003

The directors present their report together with the financial statements for the year ended 31 December 2003.

1 Principal activities, business review and future developments

The company was dormant throughout the year.

The company acts as trustee to the Taylor Nelson AGB Employee Share Ownership Plan ("ESOP") and holds shares in Taylor Nelson Sofres plc as nominee and on trust for the ESOP. The purpose of the ESOP is to facilitate the acquisition of shares in Taylor Nelson by employees of the group.

2 Directors

The directors of the company at 31 December 2003, who served throughout the whole of the year ended on that date, are listed below:

A B Cowling (Chairman)
D S Lowden

3 Directors' interests in shares

No directors held any interests in the shares of the company at any time during the year.

Mr Cowling and Mr Lowden are directors of the ultimate parent undertaking, Taylor Nelson Sofres plc, and their interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

4 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be appointed has been passed at an extraordinary general meeting.

5 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
27th August 2004

Schemetype Limited

Balance Sheet

As at 31 December 2003

	Notes	2003	2002
		£	£
Current assets			
Debtors: Amounts falling due within one year			
Amounts owed by parent undertaking		**21,673**	21,673
		21,673	21,673
Creditors: amounts falling due within one year		**(21,671)**	(21,671)
Net assets		**2**	2
Capital and reserves			
Called up share capital	2	**2**	2
		2	2

For the year ended 31 December 2003 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 3 and 4 were approved by the board of directors on 27th August 2004 and were signed on its behalf by:

A B Cowling

Chairman

Schemetype Limited

Notes to the financial statements

For the year ended 31 December 2002

1 Principal accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable Accounting Standards in the United Kingdom.

2 Called up share capital

	2003	2002
	£	£
Authorised		
1,000 ordinary shares of £1 each	**1,000**	1,000
Allotted, called up and fully paid		
2 ordinary shares of £1 each	**2**	2

3 Ultimate parent undertaking

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements may be obtained from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

S R Packaging Limited

Report and accounts

for the year ended

31 December 2003

Reg No 2763673

S R Packaging Limited

Report and accounts

For the year ended 31 December 2003

S R Packaging Limited

Directors' report

For the year ended at 31 December 2003

The directors presents their report together with the financial statements for the year ended 31 December 2003.

1 Principal activities, business review and future developments

The company was dormant throughout the year

2 Results and dividends

The company did not trade during the year ended 31 December 2003 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

3 Directors

The directors of the company at 31 December 2003, who served throughout the whole of the year ended on that date, are listed below:

A B Cowling (Chairman)
P S K Wright

4 Directors' interests in shares of the company

The directors had no interests in the shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc, His interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

Mr Wright holds interests in the ultimate parent company, Taylor Nelson Sofres plc, as follows:-

	At 1 Jan 2003	Granted	Sold/ Exercised	At 31 Dec 2003
	No.	No.	No.	No.
Ordinary shares	5,206	-	-	5,206
Executive share option plan	115,000	25,000	40,000	100,000

S R Packaging Limited

Directors' report

For the year ended at 31 December 2003

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be re-appointed will be proposed at the annual general meeting.

6 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
27th August 2004

S R Packaging Limited

Balance sheet

As at 31 December 2003

	Notes	**2003**	2002
		£	£
Current assets			
Debtors	3	**7,260**	7,260
		7,260	7,260
Creditors: Amounts falling due within one year	4	**(7,257)**	(7,257)
Net assets		**3**	3
Capital and reserves			
Called up share capital	5	**2**	2
Profit and loss account		**1**	1
Equity shareholders' funds		**3**	3

For the year ended 31 December 2003 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 4 to 6 were approved by the board of directors on 27th August 2004 and were signed on its behalf by:

A B Cowling
Chairman

S R Packaging Limited

Notes to the financial statements

For the year ended 31 December 2003

1 Principal accounting policies

Basis of accounting

The financial statements are prepared under the historical cost convention, and in accordance with the Companies Act 1985 and applicable UK accounting standards.

2 Employees

The company has no employees (2002 – nil) except for its directors who received no remuneration for their services during the year (2002 - £nil).

3 Debtors

	2003	2002
	£	£
Amounts owed by group undertakings	**7,260**	7,260
	7,260	7,260

4 Creditors: Amounts falling due within one year

	2003	2002
	£	£
Amounts owed to parent undertaking	**7,257**	7,257
	7,257	7,257

5 Called up share capital

	2003	2002
	£	£
Authorised		
100 ordinary shares of £1 each	**100**	100
Allotted, called up and fully paid		
2 ordinary shares of £1 each	**2**	2

6 Ultimate parent undertaking

Taylor Nelson Sofres plc, registered in England and Wales, is the immediate and ultimate parent undertaking and ultimate controlling party.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Taylor Nelson Sofres Trustees Limited

Report and accounts

for the year ended

31 December 2003

Reg No 3014589

Taylor Nelson Sofres Trustees Limited

Directors' report

For the year ended 31 December 2003

The directors present their report together with the financial statements for the year ended 31 December 2003.

1 Principal activities, business review and future developments

The company was dormant throughout the year.

The company acts as trustee to Taylor Nelson Sofres plc Pension Plan (1), Taylor Nelson Sofres plc Pension Plan (2), Taylor Nelson Sofres plc Pension Plan (3), Taylor Nelson Sofres plc Pension Plan (4), Taylor Nelson Research Staff Pension Plan and the Group Death in Service Insurance Scheme.

2 Directors

The directors of the company at 31 December 2003 are as follows:

A B Cowling (Chairman)
D J Addis
M L Petch
L R Taylor
E Hoefling

3 Directors' interests in shares

No directors held any interests in the shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interest in shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

Mr Hoefling, Mr Taylor and Mr Petch hold interests in the ultimate parent company, Taylor Nelson Sofres plc, as follows:-

	At 1 Jan 2003	Granted	Sold/ Exercised	At 31 Dec 2003
E Hoefling	No.	No.	No.	No.
Ordinary shares	500	-	-	500
Executive share option plan	95,000	25,000	-	120,000
L R Taylor				
Ordinary shares	28,640	2,934	-	31,574
M L Petch				
Executive share option plan	120,000	45,000	-	165,000

4 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be appointed has been passed at an extraordinary general meeting.

5 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
27th August 2004

Taylor Nelson Sofres Trustees Limited

Balance sheet

As at 31 December 2003

	Notes	2003	2002
		£	£
Current assets			
Debtors: Amounts falling due within one year			
Amounts owed by parent undertaking		1	1
Net assets		1	1
Capital and reserves			
Called up share capital	2	1	1
		1	1

For the year ended 31 December 2003 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 4 and 5 were approved by the board of directors on 27th August 2004 and were signed on its behalf by:

A B Cowling

Chairman

1 Principal accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable Accounting Standards in the United Kingdom.

2 Called up share capital

	2003	2002
	£	£
Authorised		
1,000 ordinary shares of £1 each	**1,000**	1,000
Allotted, called up and fully paid		
1 ordinary shares of £1 each	**1**	1

3 Ultimate parent undertaking

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Taylor Nelson AGB Television Limited

Report and accounts

For the year ended

31 December 2003

Reg No 3229747

Taylor Nelson AGB Television Limited

Directors' report

For the period ended 31 December 2003

The directors present their report together with the financial statements for the year ended 31 December 2003.

1 Principal activities, business review and future developments

The company was dormant throughout the year.

2 Directors

The directors of the company at 31 December 2003 who served throughout the whole of the year ended on that date, are listed below:

A B Cowling (Chairman)
M A Kirkham

3 Directors' interests in shares

The directors had no interest in the shares of the company at any time during the year.

Mr Cowling and Mr Kirkham are directors of the ultimate parent undertaking, Taylor Nelson Sofres plc and their interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

4 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be appointed was passed at an extraordinary general meeting.

5 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
27th August 2004

Taylor Nelson AGB Television Limited

Balance sheet

As at 31 December 2003

	Notes	**2003**	2002
		£	£
Current assets			
Amounts owed by parent undertaking		**1**	1
Net assets		**1**	1
Capital and reserves			
Called up share capital	2	**1**	1
		1	1

For the year ended 31 December 2003 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 3 and 4 were approved by the board of directors on 27th August 2004 and were signed on its behalf by:

A B Cowling

Chairman

Taylor Nelson AGB Television Limited

Notes to the financial statements

For the period ended 31 December 2003

1 Principal accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable Accounting Standards in the United Kingdom.

2 Called up share capital

	2003	2002
		£
Authorised		
1,000 ordinary shares of £1 each	**1,000**	1,000
Allotted, called up and fully paid		
1 ordinary shares of £1 each	**1**	1

3 Ultimate parent undertaking

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

TeleDynamics Limited

Report and accounts

for the year ended

31 December 2003

Reg No 1839253

TeleDynamics Limited

Directors' report

For the year ended 31 December 2003

The director presents his report together with the financial statements for the year ended 31 December 2003.

1 Principal activities, business review and future developments

The company was dormant throughout the year.

2 Results and dividends

The company did not trade during the year ended 31 December 2003 and the preceding year. Accordingly no profit and loss account is presented with these financial statements.

3 Directors

The director of the company at 31 December 2003, who has served throughout the whole of the year ended on that date, is listed below:

A B Cowling (Chairman)

4 Directors' interests in shares of the company

The director had no interest in the shares of the company at any time during the year. Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be appointed was passed at an extraordinary general meeting.

6 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
27th August 2004

TeleDynamics Limited

Balance sheet

As at 31 December 2003

	Notes	2003	2002
		£	£
Current assets			
Debtors: Amounts falling due within one year			
Amounts owed by parent undertaking		**47,053**	47,053
Net assets		**47,053**	47,053
Capital and reserves			
Called up share capital	2	**1,183,286**	1,183,286
Profit and loss account		**(1,136,233)**	(1,136,233)
Equity shareholders' funds		**47,053**	47,053

For the year ended 31 December 2003 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 3 and 4 were approved by the board of directors on 27th August 2004 and were signed on its behalf by:

A B Cowling

Chairman

TeleDynamics Limited

Notes to financial statements

For the year ended 31 December 2003

1 Principal accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable Accounting Standards in the United Kingdom.

2 Called up share capital

	2003	2002
	£	£
Authorised		
1,200,000 ordinary shares of £1 each	**1,200,000**	1,200,000
Allotted, called up and fully paid		
1,183,286 ordinary shares of £1 each	**1,183,286**	1,183,286

3 Ultimate parent undertaking

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Warebourne Limited

Report and accounts

For the year ended

31 December 2003

Reg No 865885

Warebourne Limited

Directors' report

For the year ended 31 December 2003

The director presents his report together with the financial statements for the year ended 31 December 2003

1 Principal activities, business review and future developments

The company was dormant throughout the year.

2 Directors

The director of the company at 31 December 2003, who has served throughout the whole of the year ended on that date, is listed below:

A B Cowling (Chairman)

3 Directors' interests in shares of the company

No directors were interested in the shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc, and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

4 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be appointed was passed at an extraordinary general meeting.

Warebourne Limited

Directors' report

For the year ended 31 December 2003

5 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
27th August 2004

Warebourne Limited

Balance sheet

As at 31 December 2003

	Notes	**2003**	2002
		£	£
Current assets			
Debtors: Amounts falling due within one year			
Amounts owed by parent undertaking		**40,800**	40,800
Net assets		**40,800**	40,800
Capital and reserves			
Called up share capital	2	**38,619**	38,619
Other reserves	3	**2,181**	2,181
		40,800	40,800

For the year ended 31 December 2003 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 3 to 4 were approved by the board of directors on 27th August 2004 and were signed on its behalf by:

A B Cowling

Chairman

Warebourne Limited

Notes to the financial statements

For the year ended 31 December 2003

1 Principal accounting policies

Basis of accounting

The financial statements are prepared under the historical cost convention, and in accordance with the Companies Act 1985 and applicable UK accounting standards.

2 Called up share capital

	2003	2002
Authorised	**£**	£
45,000 ordinary shares of £1 each	**45,000**	45,000
Allotted, called up and fully paid		
38,619 ordinary shares of £1 each	**38,619**	38,619

3 Other reserves

	2003	2002
	£	£
Capital redemption reserve	**2,181**	2,181

4 Ultimate parent undertaking

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

SWIFLY
The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

8 September 2004

Dear Sir/Madam

Company Name	**Registered No.**
Taylor Nelson AGB Limited	**3510405**

I enclose one copy annual report for the year ended 31 December 2003, in connection with the above-named company in loose-leaf format.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in once of the enclosed stamped addressed envelope and also acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in the other enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Katie Edwards, Bank of New York (US)- 001 212 571 3050.

x:\users\companysecretarial 040101\companies house\040909_(various a r&a).doc

Taylor Nelson AGB Limited

Report and accounts

For the year ended

31 December 2003

Reg No 3510405

The directors present their report together with the financial statements for the year ended 31 December 2003.

1 Principal activities, business review and future developments

The company was dormant throughout the year.

2 Results and dividends

The company did not trade during the year ended 31 December 2003 and the preceding period, accordingly no profit and loss account is presented with these financial statements.

3 Directors

The directors of the company at 31 December 2003, who have served throughout the whole of the year ended on that date, are listed below:

P S K Wright
E F Hoefling

4 Directors' interests in shares of the company

No director had any interest in the shares of the company at any time during the period.

Mr Wright and Mr Hoefling hold interests in the ultimate parent company, Taylor Nelson Sofres plc as follows:-

	At 1 Jan 2003	Granted	Sold/ Exercised	At 31 Dec 2003
P S K Wright	No.	No.	No.	No.
Ordinary shares	5,206			5,206
Executive share option plan	115,000	25,000	40,000	75,000
E F Hoefling				
Ordinary shares	500	-	-	500
Executive share option plan	95,000	25,000	-	120,000

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor is not required and will not be appointed will be proposed at the annual general meeting.

6 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
27th August 2004

Taylor Nelson AGB Limited

Balance sheet

As at 31 December 2003

	Notes	**2003**	2002
			£
Current assets			
Unpaid share capital		**1**	1
Net assets		**1**	1
Capital and reserves			
Called up share capital	2	**1**	1
Profit and loss account		**-**	-
Equity shareholders' funds	3	**1**	1

For the year ended 31 December 2003 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 3 to 4 were approved by the board of directors on 27th August 2004 and were signed on its behalf by:

P S K Wright
Director

Taylor Nelson AGB Limited

Notes to the financial statements

For the year ended 31 December 2003

1 Principal accounting policies

Basis of accounting

The financial statements are prepared under the historical cost convention, and in accordance with the Companies Act 1985 and applicable UK accounting standards.

2 Called up share capital

	2003	2002
	£	£
Authorised		
1 ordinary share of £1 each	**1**	1
Allotted, called up and fully paid		
1 ordinary share of £1 each	**1**	1

3 Ultimate parent undertaking

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.
Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.